Law Department
The Lincoln National Life Insurance Company
One Granite Place
Concord, NH 03301

Ronald R. Bessette
Senior Counsel
Phone: 603-229-6140
Ronald.Bessette@LFG.com

VIA FEDEX & EDGAR

June 18, 2010

Ellen Sazzman, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, NE
Washington, DC 20549-8629

Re:           The Lincoln National Life Insurance Company
           Lincoln National Variable Annuity Account H
File Nos. 333-63505, 811-05721

Dear Ms. Sazzman:

This letter and the attached blacklined prospectus supplement are in response to your comments received by phone on June 15, 2010.

You will note that the maximum charge for the Guaranteed Income Benefit has been increased to 2.00%.  Upon SEC approval of Guaranteed Income Benefit v. 4 (File No. 333-61554), this charge will be increased across Lincoln’s individual variable annuity product line. We anticipate the implementation of the changes outlined in this filing (333-63505) and the introduction of Guaranteed Income Benefit v. 4 to happen on the same date, so we have changed the charge in this supplement for consistency.

Comment 1:      Please confirm that the contract name on the front cover page of the supplement is and will continue to be the same as the EDGAR class identifiers associated with the contract.

Response:        The contract name on the front cover page of the supplement is and will continue to be the same as the EDGAR class identifier associated with the contract.

Comment 2:       Please disclose to staff whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

Response:       There are no guarantees or support agreements with third parties to support any of the company’s guarantees under the policy.

Comment 3:     Please disclose in an obvious place that excess or noncompliant withdrawals under certain living benefit riders offered in the underlying prospectus may result in a reduction or (premature) termination of those benefits and of those riders.

Response:       This disclosure has been added to the “What are Living Benefit Riders?” question in the Summary of Common Questions (bottom of page 4).

Comment 4:      Page 1 – Introduction: Revise the description of the charges that are going to be increased to include all charge increases (including i4LIFE® Advantage, if applicable).

Response:        A reference to the increase of the i4LIFE® Advantage charge has been added to the paragraph, along with a statement that existing contractowners will not be impacted by any of the increased charges outlined in the supplement.

Comment 5:      Describe the changes in M&E charges as an “increase”, not a change.

Response:        We have made this revision.

Comment 6:     Clarify the impact, if any, the increased charge will have on existing contractowners.

Response:        None of the increases in charges outlined in this supplement will impact existing contractowners. A statement has been added to the opening paragraph. Additionally, throughout the supplement we have specified that a charge will apply to “contracts” purchased before or after a certain date. This also applies to existing contractowners who add a rider.

Comment 7:      Page 1 – Special Terms: Be more specific where the new term will be inserted. Specify that it will follow the death benefit definition.

Response:        This revision has been made.

Comment 8:      Pages 1-3 – Expense Table: Be more specific about where each expense table will be inserted in the existing expense table.

Response:        We have added more specifics relating to the location of each expense table.

Comment 9:      Pages 1-3 – Expense Table: Please provide a preamble to the sales charge section of the table to confirm that the new sales charge is applicable only to contributions made to contracts purchased after August 30, 2010.

Response:        The sales charge listed in the previous version of the supplement (5.75%) was incorrect. We have listed the correct sales charge (5.50%) and indicated in the footnote that this charge is applicable to contracts purchased after February 8, 2010. The only change to the sales charge from the May 1 prospectus is the footnote indicating that the for Shareholder’s Advantage we will waive the sales charge for contracts purchased as part of a fee-based financial plan.

Comment 10:    In Separate Account Annual Expenses on the top of page 2 rearrange the two tables so that the table listing the higher expenses appears first.

Response:        The tables have been rearranged.

Comment 11:    Confirm to Staff that, prior to August 30, 2010, contractowners who purchased their contracts as part of a fee-based financial plan paid the same fees and expenses as all other contractowners.

Response:       Prior to August 30, 2010, contractowners who purchased their contracts as part of a fee-based financial plan paid the same fees and expenses as all other contractowners except that sales charges were waived for those contracts as disclosed on page 21 of the underlying contract in the section titled Additional Information.

Comment 12:     Pages 1-3 – Expense Table:  Clarify how the first footnote (middle page 2) relates to the Separate Account Annual Expenses tables.

Response:        The footnote relates to the Annual Account Fee in the underlying prospectus. Since that fee is not changing it was not included in the supplement. The footnote was included as it follows the mortality and risk charge table in the prospectus which is changing.

Comment 13:    Pages 1-3 – Expense Table: Clarify how the charges listed in the i4LIFE® Advantage Payout Phase Expense Table (bottom page 2, top page 3) impact existing contractowners who have purchased the contract but not the i4LIFE® Advantage rider.

Response:        There is no impact to contractowners who have not purchased i4LIFE® Advantage. All charges for the rider are determined by the date the contract is purchased which is disclosed.

Comment 14:    Confirm to Staff that, prior to August 30, 2010, contractowners who purchased their contracts as part of a fee-based financial plan paid the same expenses for i4LIFE® Advantage as all other contractowners.

Response:       Prior to August 30, 2010, contractowners who purchased their contracts as part of a fee-based financial plan paid the same expenses for i4LIFE® Advantage as all other contractowners.

Comment 15:   Page 3 – Expense Tables: Regarding the tables listed at the bottom of page 3:
a.	Clarify which rider these tables relate to.
b.	Clarify how the new charges will impact existing contractowners who may purchase the rider after August 30, 2010.
c.	Confirm to Staff that, prior to August 30, 2010, contractowners who purchased their contracts as part of a fee-based financial plan paid the same expenses for the rider as all other contractowners.

Response:
a.
These expense tables are not tied to a particular rider. They reflect the mortality and risk expense charge that applies to the contract upon annuitization. These tables and their description are the same as that found in the underlying prospectus except for the new charges and the effective dates of those charges

b.	The increased charge will have no impact on existing contractowners.
c.	Prior to August 30, 2010, contractowners who purchased their contracts as part of a fee-based financial plan paid the same mortality and risk expense charge as all other contractowners.

Comment 16:    Upon the next amendment of the underlying prospectus, please consider indenting the Optional Rider Charges sections to make it clear that those charges are incurred during the accumulation phase. Consider indenting the optional rider charge (for example, the “4LATER® Advantage GIB”) appearing after the i4LIFE® Advantage charge to make it clear that it is not incurred until after the periodic income commencement date. Please also consider including at that time adding a definition of the periodic income commencement date in the Special Terms section.

Response:       We will consider these changes for May 1, 2011 amendments.

Comment 17:   Page 4 – Examples: Confirm that the examples represent the most expensive contract option.

Response:       The examples have been revised and now represent the most expensive contract option.

Comment 18:    Summary of Common Questions (pages 10-13 of underlying prospectus): Please include a reference to fee-based financial plans in the Summary of Common Questions section of the underlying prospectus.  Note specifically the fee-based distinction and any other distinction between contracts held in connection with these plans and all other contracts.

Response:        We have added a description of fee-based financial plans as the second paragraph under the question “What kind of contract am I buying?” in the Summary of Common Questions section (top page 4).

Comment 19:     Page 5 – Sales Charge: Confirm that the Sales Charge section on page 16 of the underlying prospectus does not require any revisions other than what is reflected on page 5 of the supplement.

Response:        The Sales Charge section does not need further revision.

Comment 20:     Pages 5-6 - i4LIFE® Advantage Charge: Resolve the discrepancy of the June 30, 2010 date referenced in the i4LIFE® Advantage sales charge narrative section with the August 30, 2010 date listed in the expense table.

Response:        The reference to June 30, 2010 was an error. We have changed the date to August 30, 2010.

Comment 21:     Pages 5-6 - i4LIFE® Advantage Charge: Clarify if purchase date refers to the purchase of the rider itself or to the contract.

Response:        The purchase date refers to the purchase date of a contract.

Comment 22:    Pages 5-6 - i4LIFE® Advantage Charge: Revise the fourth sentence of the second paragraph of this section to conform to the language in the underlying prospectus (page 19).

Response:       The fourth and fifth sentences have been revised as follows: If we receive this notice, we will decrease the percentage charge on a going forward basis, to the percentage charge in effect ~~amounts they were~~ before the step-up period election occurred. ~~Increased fees collected during the 30-day period will be refunded into your contract.~~

Comment 23:    Page 6 – 4LATER® Guaranteed Income Benefit Charge: Resolve the discrepancy of the June 30, 2010 date referenced in this narrative section with the August 30, 2010 date listed in the expense table.

Response:        The reference to June 30, 2010 was an error. We have changed the date to August 30, 2010.

Comment 24:     Page 6 – 4LATER® Guaranteed Income Benefit Charge: Clarify if purchase date refers to the purchase of the rider itself or to the contract.

Response:         The purchase date refers to the purchase date of a contract.

Comment 25:     Page 7 - 4LATER® Guaranteed Income Benefit Charge: The term “account value” is a defined term and should be capitalized.

Response:         This revision has been made.

Comment 26:      Page 7 – Guaranteed Income Benefit Charge for Lincoln Lifetime® Income Advantage purchasers: Resolve the discrepancy of the June 30, 2010 date referenced in this narrative section with the August 30, 2010 date listed in the expense table.

Response:         The reference to June 30, 2010 was an error. We have changed the date to August 30, 2010.

Comment 27:     Page 7 – Guaranteed Income Benefit Charge for Lincoln Lifetime® Income Advantage purchasers: Clarify if purchase date refers to the purchase of the rider itself or to the contract.

Response:        The purchase date refers to the purchase date of a contract.

Comment 28:    Page 7 – Guaranteed Income Benefit Charge for Lincoln Lifetime® Income Advantage purchasers: Revise the fourth sentence of the second paragraph of this section to conform to the language in the underlying prospectus (page 20).

Response:       The fourth and fifth sentences have been revised as follows: If we receive this notice, we will decrease the percentage charge on a going forward basis, to the percentage charge in effect ~~amounts they were~~ before the step-up period election occurred. ~~Increased fees collected during the 30-day period will be refunded into your contract.~~

Comment 29:     The underlying prospectus contains a section titled “Deductions for Premium Taxes” that does not appear in this supplement. Explain why.

Response:        There are no changes to the premium tax discussion so we have not included this section in the supplement. It is our intent to include in the supplement only those sections of the underlying prospectus that are being revised.

Comment 30:     Page 8 – Other Charges and Deductions: Revise this paragraph to reflect all the varying charges on page 3.

Response:        We have added the different charges.

Comment 31:    Page 8 – General Death Benefit Information: Re-write the first sentence of this paragraph in Plain English.

Response:        The sentence has been re-written.

Comment 32:     Page 8 – General Death Benefit Information: Give the basis for the percentage charges described.

Response:         The basis “average daily net assets in the subaccounts” has been added for each percentage charge.

Comment 33:     Page 8 – General Death Benefit Information: Clarify the last two sentences of this disclosure to reflect the precise reduced charge, as on page 31 of the underlying prospectus.  [Ron, is there a typo in the prospectus.

Response:        The sentences have been rewritten to clarify that the death benefit for the continued contract will be the EGMDB. It would appear that the underlying contract has a typographical error.

Comment 34:    Confirm to Staff that no changes were made to the Statement of Additional Information.

Response:        The product changes outlined in the supplement will not require any changes to the SAI.

Comment 35:     Provide Tandy representations, necessary financial statements, exhibits, and other required disclosure not included in this post-effective amendment.

Response:       All necessary financial statements, exhibits, and other required disclosure not included in this post-effective amendment will be included in an upcoming post-effective amendment. In addition, in regards to the referenced filing, The Lincoln National Life Insurance Company and Lincoln National Variable Annuity Account H (together “Lincoln”) acknowledge the following:

•	Lincoln is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing; and

•	Lincoln may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 603-229-6140 with further comments or questions.

Sincerely,

Ronald R. Bessette
Senior Counsel

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

Lincoln National Variable Annuity Account H
American Legacy Shareholder’s Advantage

Supplement to the Prospectus dated May 1, 2010

This supplement outlines changes to your variable annuity contract for contracts purchased on or after August 30, 2010. All other provisions of your annuity contract not discussed in this supplement remain unchanged. This supplement is for informational purposes and requires no action on your part.

The mortality and expense risk charges and the charge for i4LIFE ® Advantage will increase for all contracts purchased on or after August 30, 2010.   There will be no impact from these changes to existing contractowners. This change results in the following revisions to your May 1, 2010 prospectus. All other provisions of your prospectus remain unchanged.

Special Terms – Effective August 30, 2010, the following definition is inserted after the definition of d eath b enefit in the Special Terms section of the prospectus:

Fee-based financial plan: A wrap account, managed account or other investment program whereby an investment firm/professional offers asset allocation and/or investment advice for a fee. Such programs can be offered by broker-dealers, banks and registered investment advisors, trust companies and other firms. Under this arrangement, the contractowner pays the investment firm/professional directly for services. Different charges and expenses apply to contracts purchased as part of a fee-based financial plan.

Expense Tables-

As of August 30, 2010, the fees and expense s table below replaces in its entirety the Contractowner Transaction Expense s table in the Expense Table s section of the prospectus :

Contractowner Transaction Expenses:

Sales charge (as a percentage of gross purchase payments):                                                                                                                     5. 50%*

*The sales charge percentage decreases as the value accumulated under certain of the owner’s investment increases. See Charges and Other Deductions. The sales charge will be waived for contracts purchased as part of a fee-based financial plan. For contracts purchased prior to February 8, 2010, the maximum sales charge is 5.75%. See Charges and Other Deductions in the prospectus.

Expense Tables- As of August 30, 2010, the expense charts below replace in its entirety the Separate Account Annual Expenses table in   the Expense Table s section :

Separate Account Annual Expenses (as a percentage of average daily net assets in the subaccounts) for contracts purchased on or after August 30, 2010:

	With Estate Enhancement Benefit Rider (EEB)	Enhanced Guaranteed Minimum Death Benefit (EGMDB)	Guarantee of Principal Death Benefit	Account Value Death Benefit
• Mortality and expense risk charge	1.15%	0.95%	0.70%	0.65%
• Administrative charge	0.10%	0.10%	0.10%	0.10%
• Total annual charge for each
subaccount	1.25%	1.05%	0.80%	0.75%

Separate Account Annual Expenses (as a percentage of average daily net assets in the subaccounts) for contracts purchased as part of a fee-based financial plan on or after August 30, 2010:

	With Estate Enhancement Benefit Rider (EEB)	Enhanced Guaranteed Minimum Death Benefit (EGMDB)	Guarantee of Principal Death Benefit	Account Value Death Benefit
• Mortality and expense risk charge	1.00%	0.80%	0.55%	0.50%
• Administrative charge	0.10%	0.10%	0.10%	0.10%
• Total annual charge for each
subaccount	1.10%	0.90%	0.65%	0.60%

Separate Account Annual Expenses (as a percentage of average daily net assets in the subaccounts) for contracts purchased prior to August 30, 2010:
	With Estate Enhancement Benefit Rider (EEB)	Enhanced Guaranteed Minimum Death Benefit (EGMDB)	Guarantee of Principal Death Benefit	Account Value Death Benefit
• Mortality and expense risk charge	1.00%	0.80%	0.65%	0.55%
• Administrative charge	0.10%	0.10%	0.10%	0.10%
• Total annual charge for each
subaccount**	1.10%	0.90%	0.75%	0.65%

•
•
•

*The account fee will be waived if your contract value is $50,000 or more at the end of any particular contract year. This account fee may be less in some states and will be waived after the fifteenth contract year. We do not assess the account fee on contracts issued before August 15, 2003.
**For contracts purchased before June 6, 2005, (or later in those states that have not approved the contract changes), the total annual charges are as follows: EEB 0.92%; EGMDB 0.72%; Guarantee of Principal 0.60%; Account Value N/A.

In the event of a subsequent death benefit change, the charge will be based on the charges in effect at the time the contract was purchased.

Expense Tables- As of August 30, 2010, the expense chart below replaces in its entirety the i4LIFE® Advantage Payout Phase section in the Expense Table:

The next table describes charges that apply only when i4LIFE® Advantage is in effect. The charge for any Guaranteed Income Benefit, if elected, is added to the i4LIFE® Advantage charge and the total is deducted from your average daily account value.

i4LIFE® Advantage Payout Phase (On and After the Periodic Income Commencement Date):

i4LIFE® Advantage (as a daily percentage of average Account Value) for contracts purchased on or after August 30, 2010:

	Enhanced Guaranteed Minimum Death Benefit (EGMDB)	Guarantee of Principal Death Benefit	Account Value Death Benefit
• Annual charge	1.45%	1.20%	1.15%
• Guaranteed Income Benefit Charge	2.0 0%*	2.00%*	2.00%*
• Total i4LIFE® Advantage with Guaranteed Income Benefit Charge	3.45%	3.20%	3.15%
*The charge shown is the guaranteed maximum annual percentage charge. The current percentage charge is 0.50%.

i4LIFE® Advantage (as a daily percentage of average account value) for contracts purchased as part of a fee-based financial plan on or after August 30, 2010:

	Enhanced Guaranteed Minimum Death Benefit (EGMDB)	Guarantee of Principal Death Benefit	Account Value Death Benefit
• Annual charge*	1.30%	1.05%	1.00%
• Guaranteed Income Benefit Charge	2.00%*	2.00%*	2.00%*
• Total i4LIFE® Advantage with Guaranteed Income Benefit Charge	3.30%	3.05%	3.50%
* The charge shown is the guaranteed maximum annual percentage charge. The current percentage charge is 0.50%.

i4LIFE® Advantage (as a daily percentage of average account value) for contracts purchased prior to August 30, 2010:
	Enhanced Guaranteed Minimum Death Benefit (EGMDB)	Guarantee of Principal Death Benefit	Account Value Death Benefit
• Annual charge*	1.30%	1.15%	1.05%
• Guaranteed Income Benefit Charge	1.50%*	1.50%*	1.50%*
• Total i4LIFE® Advantage with Guaranteed Income Benefit Charge	2.80%	2.65%	2.55%
* The charge shown is the guaranteed maximum annual percentage charge. The current percentage charge is 0.50%.

Purchasers of Lincoln Lifetime IncomeSM Advantage are guaranteed the ability in the future to purchase i4LIFE® Advantage with the Guaranteed Income Benefit and may purchase the Guaranteed Income Benefit at or below the guaranteed maximum charge that is in effect on the date that they purchase the Lincoln Lifetime IncomeSM Advantage.

Expense Tables- As of August 30, 2010, the expense tables below replace in its entirety the section of the Expense Table that outlines expenses paid on and after the annuity commencement date.

The next table describes the separate account annual expenses (as a percentage of average daily net assets in the subaccounts) you pay on and after the Annuity Commencement Date for contracts purchased on or after August 30, 2010:

•Mortality and expense risk charge and Administrative charge	0.75%

The next table describes the separate account annual expenses (as a percentage of average daily net assets in the subaccounts) you pay on and after the Annuity Commencement Date if your contract was purchased as part of a fee-based financial plan on or after August 30, 2010:

•Mortality and expense risk charge and Administrative charge	0.60%

The next table describes the separate account annual expenses (as a percentage of average daily net assets in the subaccounts) you pay on and after the Annuity Commencement Date for contracts purchased prior to August 30, 2010:

•Mortality and expense risk charge and Administrative charge	0.60%

Examples- As of August 30, 2010, the following Examples section replaces in its entirety the Examples section of your prospectus.

Examples

This Example is intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contractowner transaction expenses, contract fees, separate account annual expenses, and fund fees and expenses.

The Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the maximum fees and expenses of any of the funds and that the EEB and the Lincoln Lifetime IncomeSM Advantage 2.0 at the guaranteed maximum charge are in effect. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your contract at the end of the applicable time period:
1 year	3 years	5 years	10 years
$ 999	$ 1,897	$ 2,863	$ 5,622

2) If you annuitize or do not surrender your contract at the end of the applicable time period:
1 year	3 years	5 years	10 years
$ 999	$ 1,897	$ 2,863	$ 5,622

For more information, see Charges and Other Deductions in this prospectus, and the prospectus for the funds. Premium taxes may also apply, although they do not appear in the examples. Different fees and expenses not reflected in the examples may be imposed during a period in which regular income payments or annuity payouts are made. See The Contracts - i4LIFE® Advantage, Guaranteed Income Benefit with i4LIFE® Advantage, 4LATER® Guaranteed Income Benefit and Annuity Payouts, including Lincoln SmartIncomeSM Inflation. These examples should not be considered a representation of past or future expenses. Actual expenses may be more or less than those shown.

Summary of Common Questions – The following paragraph replaces the paragraph titled “What are Living Benefit Riders?” in the Summary of Common Questions section of your May 1, 2010 prospectus:

What are Living Benefit Riders? Living Benefit Riders are optional riders available to purchase for an additional fee. These riders provide different types of minimum guarantees if you meet certain conditions. If you select a Living Benefit rider, excess withdrawals may have adverse effects on the benefit, and you will be subject to Investment Requirements. Excess withdrawals under certain Living Benefit Riders may result in a reduction or premature termination of those benefits or of those riders. These riders are the Lincoln Smart Security ® Advantage and Lincoln Lifetime Income SM Advantage (both of which are withdrawal benefit riders) and 4LATER ® Advantage and i4LIFE ® Advantage (with or without the Guaranteed Income Benefit) (both of which are annuity payout riders). These riders are discussed in detail in your prospectus. In addition, there is an overview of these riders that is provided with your prospectus.

SUMMARY OF COMMON QUESTIONS - The following paragraph is is inserted after the first paragraph in the Summary of Common Questions section of the prospectus.

Your contract may be issued as part of a fee-based financial plan. A fee based financial plan may be a wrap account, managed account or other investment program whereby an investment firm/professional offers asset allocation and/or investment advice for a fee. We waive surrender charges and charge lower mortality and expense risk charges as well as a lower charge for i4LIFE ® Advantage on contracts issued as part of a fee-based financial plan.

Charges and Other Deductions – The following discussion out l ines changes to the Charges and Other Deductions section of your prospectus.

The following sentence is added immediately prior to the Deductions from the VAA section of your prospectus:

Due to the different cost structure of contracts purchased as part of a fee-based financial plan, such contracts will have different mortality & expense risk charges and a waiver of the sales charge.

As of August 30, 2010, the following tables replace in its entirety the Deductions from the VAA section of your prospectus.

Deductions from the VAA

For contracts purchased on or after August 30, 2010, we apply to the average daily net asset value of the subaccounts a charge which is equal to an annual rate of:

	With Estate Enhancement Benefit Rider (EEB)	Enhanced Guaranteed Minimum Death Benefit (EGMDB)	Guarantee of Principal Death Benefit	Account Value Death Benefit
• Mortality and expense risk charge	1.15%	0.95%	0.70%	0.65%
• Administrative charge	0.10%	0.10%	0.10%	0.10%
• Total annual charge for each
subaccount	1.25%	1.05%	0.80%	0.75%

For contracts purchased as part of a fee-based financial plan on or after August 30, 2010, we apply to the average daily net asset value of the subaccounts a charge which is equal to an annual rate of:

	With Estate Enhancement Benefit Rider (EEB)	Enhanced Guaranteed Minimum Death Benefit (EGMDB)	Guarantee of Principal Death Benefit	Account Value Death Benefit
• Mortality and expense risk charge	1.00%	0.80%	0.55%	0.50%
• Administrative charge	0.10%	0.10%	0.10%	0.10%
• Total annual charge for each
subaccount	1.10%	0.90%	0.65%	0.60%

For contracts purchased prior to August 30, 2010, we apply to the average daily net asset value of the subaccounts a charge which is equal to an annual rate of:

	With Estate Enhancement Benefit Rider (EEB)	Enhanced Guaranteed Minimum Death Benefit (EGMDB)	Guarantee of Principal Death Benefit	Account Value Death Benefit
• Mortality and expense risk charge	1.00%	0.80%	0.65%	0.55%
• Administrative charge	0.10%	0.10%	0.10%	0.10%
• Total annual charge for each
subaccount**	1.10%	0.90%	0.75%	0.65%
**For contracts purchased before June 6, 2005, (or later in those states that have not approved the contract changes), the total annual charges are as follows: EEB 0.92%; EGMDB 0.72%; Guarantee of Principal 0.60%; Account Value N/A.

Sales Charge – The following sentence is added as a new final sentence to the Sales Charge section of your prospectus:

As of August 30, 2010, the sales charge will be waived for contracts purchased as part of a fee-based financial plan.

Rider Charges –  As of August 30, 2010, the following sub-sections under Charges and Other Deductions – Rider Charges in your prospectus are replaced in their entirety by the discussion that follows: i4LIFE® Advantage Charge, i4LIFE® Advantage Guaranteed Income Benefit Charge, 4LATER® Guaranteed Income Benefit Charge and Guaranteed Income Benefit Charge for Lincoln Lifetime IncomeSM Advantage purchasers.

i4LIFE® Advantage Charge. i4LIFE® Advantage is subject to a charge (imposed during the i4LIFE® Advantage payout phase), computed daily of the Account Value. The annual rate of the i4LIFE® Advantage charge is: 1.15% for the i4LIFE® Advantage Account Value death benefit; 1.20% for the i4LIFE® Advantage Guarantee of Principal death benefit; and 1.45% for the i4LIFE® Advantage EGMDB. For contracts purchased as part of a fee-based financial plan, the annual rate of the i4LIFE® Advantage charge is: 1.00% for the i4LIFE® Advantage Account Value death benefit; 1.05% for the i4LIFE® Advantage Guarantee of Principal death benefit; and 1.30% for the i4LIFE® Advantage EGMDB.  (For contracts purchased prior to August 30, 2010 , the annual rate of the i4LIFE® Advantage charge is: 1.05% for the i4LIFE® Advantage Account Value death benefit; 1.15% for the i4LIFE ® Advantage Guarantee of Principal death benefit; and 1.30% for the i4LIFE® Advantage EGMDB.) This charge consists of a mortality and expense risk and administrative charge (charges for the Guaranteed Income Benefit are not included and are listed below). If i4LIFE® Advantage is elected at issue of the contract, i4LIFE® Advantage and the charge will begin on the contract's effective date. Otherwise, i4LIFE® Advantage and the charge will begin on the periodic income commencement date which is the valuation date on which the regular income payment is determined. After the Access Period ends, the charge will be the same rate as the cost of the i4LIFE® Advantage Account Value death benefit.

i4LIFE® Advantage Guaranteed Income Benefit Charge. The Guaranteed Income Benefit which is purchased with i4LIFE® Advantage is subject to a current annual charge of 0.50% of the Account Value, which is added to the i4LIFE® Advantage charge for a total current percentage charge of the Account Value, computed daily as follows: 1.65% for the i4LIFE® Advantage Account Value death benefit; 1.70% for the i4LIFE® Advantage Guarantee of Principal death benefit; and 1.95% for the i4LIFE® Advantage EGMDB. For contracts purchased as part of a fee-based financial plan, the total percentage charge is computed daily as follows: 1.50% for the i4LIFE® Advantage Account Value death benefit; 1.55% for the i4LIFE® Advantage Guarantee of Principal death benefit; and 1.80% for the i4LIFE® Advantage EGMDB.   (For contracts purchased prior to June 30, 2010, the total current percentage charge is computed daily as follows: 1.55% for the i4LIFE® Advantage Account Value death benefit; 1.65% for the i4LIFE® Advantage Guarantee of Principal death benefit; and 1.80% for the i4LIFE® Advantage EGMDB.)

The Guaranteed Income Benefit percentage charge will not change unless you elect an additional step-up period during which the Guaranteed Income Benefit is stepped-up to 75% of the current regular income payment (described later in the i4LIFE® Advantage section of this prospectus).  At the time you elect a new step-up period, the percentage charge will change to the current charge in effect at that time (if the current charge has changed) up to the guaranteed maximum annual charge of 1.50% of the Account Value. If we automatically administer the step-up period election for you and your percentage charge is increased, you may ask us to reverse the step-up period election by giving us notice within 30 days after the date on which the step-up period election occurred. If we receive this notice, we will decrease the percentage charge on a going forward basis, to the percentage charge in effect before the step-up period election occurred. Increased fees collected during the 30 day period will be refunded into your contract. You will have no more step-ups unless you notify us that you wish to start a new step-up period (described later in the i4LIFE ® Advantage section of this prospectus).

After the periodic income commencement date, if the Guaranteed Income Benefit is terminated, the Guaranteed Income Benefit annual charge will also terminate.

4LATER® Guaranteed Income Benefit Charge. The 4LATER® Guaranteed Income Benefit which is purchased with i4LIFE® Advantage is subject to a current annual charge of 0.65% of the Account Value, which is added to the i4LIFE® Advantage charge for a total current percentage charge of the Account Value, computed daily as follows: 1.80% for the i4LIFE® Account Value death benefit; 1.85% for the i4LIFE® Advantage Guarantee of Principal death benefit; and 2.10% for the EGMDB.  For contracts purchased as part of a fee-based financial plan, the total percentage charge is computed daily as follows: 1.65% for the i4LIFE® Advantage Account Value death benefit; 1.70% for the i4LIFE® Advantage Guarantee of Principal death benefit; and 1.95% for the i4LIFE® Advantage EGMDB. (For contracts purchased prior to August 30, 2010 , the total current percentage charge is : 1.70% for the i4LIFE® Account Value death benefit; 1.80% for the i4LIFE® Advantage Guarantee of Principal death benefit; and 1.95% for the EGMDB.) (For riders purchased before January 20, 2009, the current annual percentage charge is 0.50%, but will increase to 0.65% upon the next election to reset the Income Base.) These charges apply only during the i4LIFE® Advantage payout phase.

On and after the periodic income commencement date, the 4LATER® Guaranteed Income Benefit charge will be added to the i4LIFE® charge as a daily percentage of average Account V alue. This is a change to the calculation of the 4LATER® charge because after the periodic income commencement date, when the 4LATER® Guaranteed Income Benefit is established, the Income Base is no longer applicable. The percentage 4LATER® charge is the same immediately before and after the periodic income commencement date; however, the charge is multiplied by the Income Base (on a quarterly basis) prior to the periodic income commencement date and then multiplied by the average daily account value after the periodic income commencement date.

After the periodic income commencement date, the 4LATER® Guaranteed Income Benefit percentage charge will not change unless the contractowner elects additional 15 year step-up periods during which the 4LATER® Guaranteed Income Benefit (described later) is stepped-up to 75% of the current regular income payment. At the time you elect a new 15 year period, the 4LATER® Guaranteed Income Benefit percentage charge will change to the current charge in effect at that time (if the current charge has changed) up to the guaranteed maximum annual charge of 1.50% of Account Value.

After the periodic income commencement date, if the 4LATER® Guaranteed Income Benefit is terminated, the 4LATER® Guaranteed Income Benefit annual charge will also terminate.

Guaranteed Income Benefit Charge for Lincoln Lifetime IncomeSM Advantage purchasers. For purchasers of Lincoln Lifetime IncomeSM Advantage who terminate their rider and purchase i4LIFE® Advantage with the Guaranteed Income Benefit, the Guaranteed Income Benefit which is purchased with i4LIFE® Advantage is subject to a current annual charge of 0.50% of the Account Value, which is added to the i4LIFE® Advantage charge for a total current percentage charge of the Account Value, computed daily as follows: 1.65% for the i4LIFE® Advantage Account Value death benefit; 1.70% for the i4LIFE® Advantage Guarantee of Principal death benefit; and 1.95% for the i4LIFE® Advantage EGMDB. For contracts purchased as part of a fee-based financial plan, the total percentage charge is computed daily as follows: 1.50% for the i4LIFE® Advantage Account Value death benefit; 1.55% for the i4LIFE® Advantage Guarantee of Principal death benefit; and 1.80% for the i4LIFE® Advantage EGMDB.  (For contracts purchased prior to August 30, 2010 , the total current percentage charge is as follows:  1.55% for the i4LIFE® Advantage Account Value death benefit; 1.65% for the i4LIFE® Advantage Guarantee of Principal death benefit; and 1.80% for the i4LIFE® Advantage EGMDB.) Purchasers of Lincoln Lifetime IncomeSM Advantage are guaranteed that in the future the guaranteed maximum charge for the Guaranteed Income Benefit will be the guaranteed maximum charge then in effect at the time that they purchase the Lincoln Lifetime IncomeSM Advantage.

The Guaranteed Income Benefit percentage charge will not change unless you elect an additional step-up period during which the Guaranteed Income Benefit is stepped-up to 75% of the current regular income payment (described later). At the time you elect a new step-up period, the percentage charge will change to the current charge in effect at that time (if the current charge has changed) up to the guaranteed maximum annual charge of 1.50% of the Account Value. If we automatically administer the step-up period election for you and your percentage charge is increased, you may ask us to reverse the step-up period election by giving us notice within 30 days after the date on which the step-up period election occurred. If we receive this notice, we will decrease the percentage charge on a going forward basis, to the percentage charge in effect before the step-up period election occurred. Increased fees collected during the 30-day period will be refunded into your contract. You will have no more step-ups unless you notify us that you wish to start a new step-up period (described later in the i4LIFE® Advantage section of this prospectus).

After the periodic income commencement date, if the Guaranteed Income Benefit is terminated, the Guaranteed Income Benefit annual charge will also terminate.

Other Charges and Deductions – As of August 30, 2010, the paragraph below replaces in its entirely the second paragraph of the Other Charges and Deductions section of your prospectus.

The mortality and expense risk and administrative charge of 0.75% of the contract value (0.60% of the contract value on all contracts purchased prior to August 30, 2010 and on all contracts purchased as part of a fee-based financial plan on or after August 30, 2010) will be assessed on all variable annuity payouts (except for the i4LIFE® Advantage, which has a different charge), including options that may be offered that do not have a life contingency and therefore no mortality risk. This charge covers the expense risk and administrative services listed previously in this prospectus. The expense risk is the risk that our costs in providing the services will exceed our revenues from contract charges.

Contracts – Death Benefits.

General Death Benefit Information – As of August 30, 2010, the last sentence of the third paragraph of this section is replaced with the following:

If either the surviving spouse or the surviving annuitant is 76 or older, and the death benefit in effect at the time the beneficiary elected to continue the contract is the EEB Rider death benefit , the death benefit for the continued contract will be the EGMDB death benefit . The annual charge for the continued contract will be 1.05% of the average daily net assets in the subaccounts , or 0.90% of the average daily net assets in the subaccounts if your contract is purchased as part of a fee based financial plan. If your contract was purchased before August 30, 2010, the total annual charge is 0.90% of the average daily net assets in the subaccounts . If your contract was purchased before June 6, 2005, the total annual charge is 0.72% of the average daily net assets in the subaccounts , depending on state approval.

Please retain this Supplement for future reference.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

Lincoln National Variable Annuity Account H
American Legacy Shareholder’s Advantage A Class

Supplement to the Prospectus dated May 1, 2010

This supplement outlines changes to your variable annuity contract for contracts purchased on or after August 30, 2010. All other provisions of your annuity contract not discussed in this supplement remain unchanged. This supplement is for informational purposes and requires no action on your part.

The mortality and expense risk charges and the charge for i4LIFE ® Advantage will increase for all contracts purchased on or after August 30, 2010.   There will be no impact from these changes to existing contractowners. This change results in the following revisions to your May 1, 2010 prospectus. All other provisions of your prospectus remain unchanged.

Expense Tables-

As of August 30, 2010, the expense charts   below replace in its entirety the Separate Account Annual Expenses table section in the Expense Table s section of the prospectus :

Separate Account Annual Expenses (as a percentage of average daily net assets in the subaccounts) for contracts purchased on or after August 30, 2010:

	With Estate Enhancement Benefit Rider (EEB)	Enhanced Guaranteed Minimum Death Benefit (EGMDB)	Guarantee of Principal Death Benefit	Account Value Death Benefit
• Mortality and expense risk charge	1.15%	0.95%	0.70%	0.65%
• Administrative charge	0.10%	0.10%	0.10%	0.10%
• Total annual charge for each
subaccount	1.25%	1.05%	0.80%	0.75%

Separate Account Annual Expenses (as a percentage of average daily net assets in the subaccounts) for contracts purchased prior to August 30, 2010:
	With Estate Enhancement Benefit Rider (EEB)	Enhanced Guaranteed Minimum Death Benefit (EGMDB)	Guarantee of Principal Death Benefit	Account Value Death Benefit
• Mortality and expense risk charge	1.00%	0.80%	0.65%	0.55%
• Administrative charge	0.10%	0.10%	0.10%	0.10%
• Total annual charge for each
subaccount**	1.10%	0.90%	0.75%	0.65%
*The account fee will be waived if your contract value is $50,000 or more at the end of any particular contract year. This account fee may be less in some states and will be waived after the fifteenth contract year. We do not assess the account fee on contracts issued before August 15, 2003.
**For contracts purchased before June 6, 2005, (or later in those states that have not approved the contract changes), the total annual charges are as follows: EEB 0.92%; EGMDB 0.72%; Guarantee of Principal 0.60%; Account Value N/A.

In the event of a subsequent death benefit change, the charge will be based on the charges in effect at the time the contract was purchased.

Expense Tables- As of August 30, 2010, the expense chart below replaces in its entirety the i4LIFE® Advantage Payout Phase section in the Expense Table:

The next table describes charges that apply only when i4LIFE® Advantage is in effect. The charge for any Guaranteed Income Benefit, if elected, is added to the i4LIFE® Advantage charge and the total is deducted from your average daily account value.

i4LIFE® Advantage Payout Phase (On and After the Periodic Income Commencement Date):

i4LIFE® Advantage (as a daily percentage of average Account Value) for contracts purchased on or after August 30, 2010:

	Enhanced Guaranteed Minimum Death Benefit (EGMDB)	Guarantee of Principal Death Benefit	Account Value Death Benefit
• Annual charge	1.45%	1.20%	1.15%
• Guaranteed Income Benefit Charge	2.0%*	2.0%*	2.0%*
• Total i4LIFE® Advantage with Guaranteed Income Benefit Charge	3.45%	3.20%	3.15%
*The charge shown is the guaranteed maximum annual percentage charge. The current percentage charge is 0.50%.

i4LIFE® Advantage (as a daily percentage of average account value) for contracts purchased prior to August 30, 2010:
	Enhanced Guaranteed Minimum Death Benefit (EGMDB)	Guarantee of Principal Death Benefit	Account Value Death Benefit
• Annual charge*	1.30%	1.15%	1.05%
• Guaranteed Income Benefit Charge	1.50%*	1.50%*	1.50%*
• Total i4LIFE® Advantage with Guaranteed Income Benefit Charge	2.80%	2.65%	2.55%
* The charge shown is the guaranteed maximum annual percentage charge. The current percentage charge is 0.50%.

Purchasers of Lincoln Lifetime IncomeSM Advantage are guaranteed the ability in the future to purchase i4LIFE® Advantage with the Guaranteed Income Benefit and may purchase the Guaranteed Income Benefit at or below the guaranteed maximum charge that is in effect on the date that they purchase the Lincoln Lifetime IncomeSM Advantage.

Expense Tables- As of August 30, 2010, the expense tables below replaces in its entirety the section of the Expense Table that outlines expenses paid on and after the annuity commencement date.

The next table describes the separate account annual expenses (as a percentage of average daily net assets in the subaccounts) you pay on and after the Annuity Commencement Date for contracts purchased on or after August 30, 2010:

•Mortality and expense risk charge and Administrative charge	0.75%

The next table describes the separate account annual expenses (as a percentage of average daily net assets in the subaccounts) you pay on and after the Annuity Commencement Date for contracts purchased prior to August 30, 2010:

•Mortality and expense risk charge and Administrative charge	0.60%

Examples- As of August 30, 2010, the following Examples section replaces in its entirety the Examples section of your prospectus.

Examples

This Example is intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contractowner transaction expenses, contract fees, separate account annual expenses, and fund fees and expenses.

The Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the maximum fees and expenses of any of the funds and that the EEB and the Lincoln Lifetime IncomeSM Advantage Plus at the guaranteed maximum charge are in effect. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your contract at the end of the applicable time period:
1 year	3 years	5 years	10 years
$ 999	$ 1,897	$ 2,863	$ 5,622

2) If you annuitize or do not surrender your contract at the end of the applicable time period:
1 year	3 years	5 years	10 years
$ 999	$ 1,897	$ 2,863	$ 5,622

For more information, see Charges and Other Deductions in this prospectus, and the prospectus for the funds. Premium taxes may also apply, although they do not appear in the examples. Different fees and expenses not reflected in the examples may be imposed during a period in which regular income payments or annuity payouts are made. See The Contracts - i4LIFE® Advantage, Guaranteed Income Benefit with i4LIFE® Advantage, 4LATER® Guaranteed Income Benefit and Annuity Payouts, including Lincoln SmartIncomeSM Inflation. These examples should not be considered a representation of past or future expenses. Actual expenses may be more or less than those shown.

Summary of Common Questions – The following paragraph replaces the paragraph titled “What are Living Benefit Riders?” in the Summary of Common Questions section of your May 1, 2010 prospectus:

What are Living Benefit Riders? Living Benefit Riders are optional riders available to purchase for an additional fee. These riders provide different types of minimum guarantees if you meet certain conditions. If you select a Living Benefit rider, excess withdrawals may have adverse effects on the benefit, and you will be subject to Investment Requirements. Excess withdrawals under certain Living Benefit Riders may result in a reduction or premature termination of those benefits or of those riders. These riders are the Lincoln Smart Security ® Advantage and Lincoln Lifetime Income SM Advantage (both of which are withdrawal benefit riders) and 4LATER ® Advantage and i4LIFE ® Advantage (with or without the Guaranteed Income Benefit) (both of which are annuity payout riders). These riders are discussed in detail in your prospectus. In addition, there is an overview of these riders that is provided with your prospectus.

872412

Charges and Other Deductions – As of August 30, 2010, the following table replaces in its entirety the Deductions from the VAA section of your prospectus.

Deductions from the VAA

For contracts purchased on or after August 30, 2010, we apply to the average daily net asset value of the subaccounts a charge which is equal to an annual rate of:

	With Estate Enhancement Benefit Rider (EEB)	Enhanced Guaranteed Minimum Death Benefit (EGMDB)	Guarantee of Principal Death Benefit	Account Value Death Benefit
• Mortality and expense risk charge	1.15%	0.95%	0.70%	0.65%
• Administrative charge	0.10%	0.10%	0.10%	0.10%
• Total annual charge for each
subaccount	1.25%	1.05%	0.80%	0.75%

For contracts purchased prior to August 30, 2010, we apply to the average daily net asset value of the subaccounts a charge which is equal to an annual rate of:

	With Estate Enhancement Benefit Rider (EEB)	Enhanced Guaranteed Minimum Death Benefit (EGMDB)	Guarantee of Principal Death Benefit	Account Value Death Benefit
• Mortality and expense risk charge	1.00%	0.80%	0.65%	0.55%
• Administrative charge	0.10%	0.10%	0.10%	0.10%
• Total annual charge for each
subaccount**	1.10%	0.90%	0.75%	0.65%
**For contracts purchased before June 6, 2005, (or later in those states that have not approved the contract changes), the total annual charges are as follows: EEB 0.92%; EGMDB 0.72%; Guarantee of Principal 0.60%; Account Value N/A.

Rider Charges –  As of August 30, 2010, the following sub-sections under Charges and Other Deductions – Rider Charges in your prospectus are replaced in their entirety by the discussion that follows: i4LIFE® Advantage Charge, i4LIFE® Advantage Guaranteed Income Benefit Charge, 4LATER® Guaranteed Income Benefit Charge and Guaranteed Income Benefit Charge for Lincoln Lifetime IncomeSM Advantage purchasers.

i4LIFE® Advantage Charge. i4LIFE® Advantage is subject to a charge (imposed during the i4LIFE® Advantage payout phase), computed daily of the Account Value. The annual rate of the i4LIFE® Advantage charge is: 1.15% for the i4LIFE® Advantage Account Value death benefit; 1.20% for the i4LIFE® Advantage Guarantee of Principal death benefit; and 1.45% for the i4LIFE® Advantage EGMDB. (For contracts purchased prior to August 30, 2010 , the annual rate of the i4LIFE® Advantage charge is: 1.05% for the i4LIFE® Advantage Account Value death benefit; 1.15% for the i4LIFE ® Advantage Guarantee of Principal death benefit; and 1.30% for the i4LIFE® Advantage EGMDB.) This charge consists of a mortality and expense risk and administrative charge (charges for the Guaranteed Income Benefit are not included and are listed below). If i4LIFE® Advantage is elected at issue of the contract, i4LIFE® Advantage and the charge will begin on the contract's effective date. Otherwise, i4LIFE® Advantage and the charge will begin on the periodic income commencement date which is the valuation date on which the regular income payment is determined. After the Access Period ends, the charge will be the same rate as the cost of the i4LIFE® Advantage Account Value death benefit.

i4LIFE® Advantage Guaranteed Income Benefit Charge. The Guaranteed Income Benefit which is purchased with i4LIFE® Advantage is subject to a current annual charge of 0.50% of the Account Value, which is added to the i4LIFE® Advantage charge for a total current percentage charge of the Account Value, computed daily as follows: 1.65% for the i4LIFE® Advantage Account Value death benefit; 1.70% for the i4LIFE® Advantage Guarantee of Principal death benefit; and 1.95% for the i4LIFE® Advantage EGMDB.  (For contracts purchased prior to June 30, 2010, the total current percentage charge is computed daily as follows: 1.55% for the i4LIFE® Advantage Account Value death benefit; 1.65% for the i4LIFE® Advantage Guarantee of Principal death benefit; and 1.80% for the i4LIFE® Advantage EGMDB.)

The Guaranteed Income Benefit percentage charge will not change unless you elect an additional step-up period during which the Guaranteed Income Benefit is stepped-up to 75% of the current regular income payment (described later in the i4LIFE® Advantage section of this prospectus).  At the time you elect a new step-up period, the percentage charge will change to the current charge in effect at that time (if the current charge has changed) up to the guaranteed maximum annual charge of 1.50% of the Account Value. If we automatically administer the step-up period election for you and your percentage charge is increased, you may ask us to reverse the step-up period election by giving us notice within 30 days after the date on which the step-up period election occurred. If we receive this notice, we will decrease the percentage charge on a going forward basis, to the percentage charge in effect before the step-up period election occurred. Increased fees collected during the 30 day period will be refunded into your contract. You will have no more step-ups unless you notify us that you wish to start a new step-up period (described later in the i4LIFE ® Advantage section of this prospectus).

After the periodic income commencement date, if the Guaranteed Income Benefit is terminated, the Guaranteed Income Benefit annual charge will also terminate.

4LATER® Guaranteed Income Benefit Charge. The 4LATER® Guaranteed Income Benefit which is purchased with i4LIFE® Advantage is subject to a current annual charge of 0.65% of the Account Value, which is added to the i4LIFE® Advantage charge for a total current percentage charge of the Account Value, computed daily as follows: 1.80% for the i4LIFE® Account Value death benefit; 1.85% for the i4LIFE® Advantage Guarantee of Principal death benefit; and 2.10% for the EGMDB. (For contracts purchased prior to August 30, 2010, the total current percentage charge is : 1.70% for the i4LIFE® Account Value death benefit; 1.80% for the i4LIFE® Advantage Guarantee of Principal death benefit; and 1.95% for the EGMDB.) (For riders purchased before January 20, 2009, the current annual percentage charge is 0.50%, but will increase to 0.65% upon the next election to reset the Income Base.) These charges apply only during the i4LIFE® Advantage payout phase.

On and after the periodic income commencement date, the 4LATER® Guaranteed Income Benefit charge will be added to the i4LIFE® charge as a daily percentage of average Account V alue. This is a change to the calculation of the 4LATER® charge because after the periodic income commencement date, when the 4LATER® Guaranteed Income Benefit is established, the Income Base is no longer applicable. The percentage 4LATER® charge is the same immediately before and after the periodic income commencement date; however, the charge is multiplied by the Income Base (on a quarterly basis) prior to the periodic income commencement date and then multiplied by the average daily account value after the periodic income commencement date.

After the periodic income commencement date, the 4LATER® Guaranteed Income Benefit percentage charge will not change unless the contractowner elects additional 15 year step-up periods during which the 4LATER® Guaranteed Income Benefit (described later) is stepped-up to 75% of the current regular income payment. At the time you elect a new 15 year period, the 4LATER® Guaranteed Income Benefit percentage charge will change to the current charge in effect at that time (if the current charge has changed) up to the guaranteed maximum annual charge of 1.50% of Account Value.

After the periodic income commencement date, if the 4LATER® Guaranteed Income Benefit is terminated, the 4LATER® Guaranteed Income Benefit annual charge will also terminate.

Guaranteed Income Benefit Charge for Lincoln Lifetime IncomeSM Advantage purchasers. For purchasers of Lincoln Lifetime IncomeSM Advantage who terminate their rider and purchase i4LIFE® Advantage with the Guaranteed Income Benefit, the Guaranteed Income Benefit which is purchased with i4LIFE® Advantage is subject to a current annual charge of 0.50% of the Account Value, which is added to the i4LIFE® Advantage charge for a total current percentage charge of the Account Value, computed daily as follows: 1.65% for the i4LIFE® Advantage Account Value death benefit; 1.70% for the i4LIFE® Advantage Guarantee of Principal death benefit; and 1.95% for the i4LIFE® Advantage EGMDB. (For contracts purchased prior to August 30, 2010, the total current percentage charge is as follows:  1.55% for the i4LIFE® Advantage Account Value death benefit; 1.65% for the i4LIFE® Advantage Guarantee of Principal death benefit; and 1.80% for the i4LIFE® Advantage EGMDB.) Purchasers of Lincoln Lifetime IncomeSM Advantage are guaranteed that in the future the guaranteed maximum charge for the Guaranteed Income Benefit will be the guaranteed maximum charge then in effect at the time that they purchase the Lincoln Lifetime IncomeSM Advantage.

The Guaranteed Income Benefit percentage charge will not change unless you elect an additional step-up period during which the Guaranteed Income Benefit is stepped-up to 75% of the current regular income payment (described later). At the time you elect a new step-up period, the percentage charge will change to the current charge in effect at that time (if the current charge has changed) up to the guaranteed maximum annual charge of 1.50% of the Account Value. If we automatically administer the step-up period election for you and your percentage charge is increased, you may ask us to reverse the step-up period election by giving us notice within 30 days after the date on which the step-up period election occurred. If we receive this notice, we will decrease the percentage charge on a going forward basis, to the percentage charge in effect before the step-up period election occurred. Increased fees collected during the 30-day period will be refunded into your contract. You will have no more step-ups unless you notify us that you wish to start a new step-up period (described later in the i4LIFE® Advantage section of this prospectus).

After the periodic income commencement date, if the Guaranteed Income Benefit is terminated, the Guaranteed Income Benefit annual charge will also terminate.

Other Charges and Deductions – As of August 30, 2010, the paragraph below replaces in its entirely the second paragraph of this section of your prospectus.

The mortality and expense risk and administrative charge of 0.75% of the contract value (0.60% of the contract value on all contracts purchased prior to August 30, 2010) will be assessed on all variable annuity payouts (except for the i4LIFE® Advantage, which has a different charge), including options that may be offered that do not have a life contingency and therefore no mortality risk. This charge covers the expense risk and administrative services listed previously in this prospectus. The expense risk is the risk that our costs in providing the services will exceed our revenues from contract charges.

The Contracts – Death Benefits.

General Death Benefit Information – As of August 30, 2010, the last sentence of the third paragraph of this section is replaced with the following sentence:

If either the surviving spouse or the surviving annuitant is 76 or older, and the death benefit in effect at the time the beneficiary elected to continue the contract is the EEB Rider death benefit , the death benefit for the continued contract will be the EGMDB death benefit for a total annual charge of 1.05% of the average daily net assets in the subaccounts . If your contract was purchased before August 30, 2010, the total annual charge is 0.90% of the average daily net assets in the subaccounts . If your contract was purchased before June 6, 2005, the total annual charge is 0.72% of the average daily net assets in the subaccounts , depending on state approval.

Fee-based financial plans – Contracts under this prospectus are not available for purchase under fee-based financial plans. As such, as of August 30, 2010, all references to fee-based financial plans are deleted.

Please retain this Supplement for future reference.